  Exhibit 99.1

Trilogy International Partners Inc. Announces Results of
Annual General and Special Shareholders’ Meeting

BELLEVUE, Washington (May 14, 2021) – Trilogy International Partners Inc. (TSX:TRL) (the “Corporation” or “TIP Inc.”) an international wireless and fixed broadband telecommunications operator, is pleased to announce the results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on May 14, 2021.

By resolution passed by ballot vote, all of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Corporation’s Management Information Circular dated March 31, 2021, were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
John W. Stanton	44,672,723	99.169%	374,297	0.831%
Bradley J. Horwitz	44,672,723	99.169%	374,297	0.831%
Theresa E. Gillespie	44,672,723	99.169%	374,297	0.831%
Mark Kroloff	44,502,303	98.791%	544,717	1.209%
Alan D. Horn	44,302,042	98.346%	744,978	1.654%
Nadir Mohamed	44,464,539	98.707%	582,481	1.293%
Reza Satchu	44,066,342	97.823%	980,678	2.177%

The next item of business at the Meeting was to appoint Grant Thornton LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

By resolution passed by ballot vote, Grant Thornton LLP, Chartered Accountants, were appointed as the auditor of the Company for the ensuing year. Votes by securityholders and proxyholders received with respect to the reappointment of Grant Thornton LLP, Chartered Accountants, were voted as follows:

Votes For		Votes Withheld
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
47,043,551	99.922%	36,864	0.078%

The final item of business at the Meeting was to approve the adoption of the amended and restated articles of the Corporation to permit virtual shareholder meetings as permitted by applicable law (the “Amendment”).

By special resolution passed by ballot vote, the Amendment was approved. Votes by securityholders and proxyholders received with respect to the Amendment, were voted as follows:

Votes For		Votes Against
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
45,010,920	99.920%	36,100	0.080%

About Trilogy International Partners Inc.

Trilogy International Partners Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004.

For more information, visit www.trilogy-international.com.

Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development